Exhibit 99.1

High-Trend International Group (NASDAQ: HTCO) Appoints Mr. Chew Men Leong, the Former Chief of Navy of the Republic of Singapore Navy, as a Director to Strengthen Its Global Maritime Strategy and Cross-Border Capital Capabilities

New York, January 28, 2026 /PRNewswire/ – High-Trend International Group (NASDAQ: HTCO) (“HTCO” or the “Company”), a global ocean transportation company, today announced the appointment of Mr. Chew Men Leong, former Chief of Navy of the Republic of Singapore Navy and a veteran leader in infrastructure and global business, as a director of the Company, effective as of January 26, 2026.

This appointment marks a pivotal step in HTCO’s strategy to deepen its global maritime footprint, strengthen its capital position and enhance its presence in the Singapore market.

Core Leadership and Capital Markets Expertise

Maritime command experience: As the former Chief of Navy of the Republic of Singapore Navy, Mr. Chew played a central role in the development and implementation of Singapore’s next-generation navy strategy.

Capital markets and M&A track record: During his tenure as a senior executive at ST Engineering, a global technology and defense group majority-owned by Temasek Holdings, he led the company’s largest-ever cross-border acquisition – the US$2.68 billion all-cash purchase of U.S. transportation technology leader TransCore – and played a decisive role in the global go-to-market strategy and post-acquisition integration.

Large-scale business leadership: As the founding President of ST Engineering’s Urban Solutions business, he led a global portfolio spanning more than 150 cities, achieving annual revenue exceeding 1.6 billion SGD and an order book of over 6 billion SGD.

Public sector and infrastructure governance: Mr. Chew previously served as Chief Executive of the Land Transport Authority (LTA) and the Public Utilities Board (PUB) of Singapore, overseeing the nation’s critical land transport and water infrastructure.

“Mr. Chew brings a rare combination of maritime command, infrastructure governance and global business expansion expertise to our Board,” said Christopher Nixon Cox, Chairman of HTCO. “His background leading the Republic of Singapore’s Navy, together with his experience in managing large-scale international businesses and multi-billion-dollar transactions, will be invaluable as HTCO executes its global maritime strategy and further strengthens its capital position.”

“I am pleased to join the Board of HTCO at this pivotal stage,” said Mr. Chew Men Leong. “The Company operates at the intersection of international shipping, technology and sustainability, and I see significant opportunities for HTCO to deepen its role in the global maritime ecosystem. I look forward to working with my fellow directors and the management team to support the Company’s long-term strategy and create sustainable value for shareholders and other stakeholders.”

About Chew Men Leong

Mr. Chew holds a first-class honours degree in Electrical and Electronic Engineering from Imperial College London and a Master of Science in Management (Sloan Programme) from Stanford University. He has also completed the Advanced Management Programme at the Wharton School of Business. He has served on the boards and councils of leading organisations including Jurong Port, the Maritime and Port Authority of Singapore (MPA) and the Urban Redevelopment Authority (URA).

About High-Trend International Group

High-Trend International Group is a global ocean transportation company with core businesses in international shipping.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and can be identified by words such as “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated by these statements, including but not limited to those detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2025. All information in this press release is as of the date of this release, and the Company undertakes no obligation to update any forward-looking statement, except as required by applicable law.